===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                       PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           --------------------------

                           GIANT CEMENT HOLDING, INC.
                            (NAME OF SUBJECT COMPANY)
                           --------------------------

                              CP ACQUISITION, INC.
                             CEMENTOS PORTLAND, S.A.
                                    (BIDDERS)
                           --------------------------

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                    374450104
                         (CUSIP NUMBER OF COMMON STOCK)
                           --------------------------
                            MANUEL DE MELGAR Y OLIVER
                          DIRECTOR GENERAL CORPORATIVO
                             CEMENTOS PORTLAND, S.A.
                                JOSE ABASCAL, 59
                               28003 MADRID, SPAIN
                               011-34-91-396-0100
           (NAME ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                           --------------------------

                                   COPIES TO:
     ANDREW C. CULBERT, ESQ.                        ELLEN J. ODONER, ESQ.
 MASTERMAN, CULBERT & TULLY LLP                   WEIL, GOTSHAL & MANGES LLP
         ONE LEWIS WHARF                               767 FIFTH AVENUE
   BOSTON, MASSACHUSETTS 02110                     NEW YORK, NEW YORK 10153


850358 v.3

----------------------------------------
CUSIP NO. 374450104
----------------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            CP Acquisition, Inc.
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                                 (a)[X]
                                                                 (b)[ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCES OF FUNDS (See Instructions)
                AF
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(E) OR 2(F)                                      [ ]
              N/A
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
  7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              None
--------------------------------------------------------------------------------
 8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
          (See Instructions)
              N/A                                                   [ ]
--------------------------------------------------------------------------------
  9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
              N/A
--------------------------------------------------------------------------------
  10      TYPE OF REPORTING PERSON (See Instructions)
              CO
--------------------------------------------------------------------------------




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



----------------------------------------
CUSIP NO. 374450104
----------------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            CEMENTOS PORTLAND, S.A.
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                                 (a)[X]
                                                                 (b)[ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCES OF FUNDS (See Instructions)
                BK, WC
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(E) OR 2(F)                                      [ ]
              N/A
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Kingdom of Spain
--------------------------------------------------------------------------------
  7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              None
--------------------------------------------------------------------------------
 8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
          (See Instructions)
              N/A                                                   [ ]
--------------------------------------------------------------------------------
  9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
              N/A
--------------------------------------------------------------------------------
  10      TYPE OF REPORTING PERSON (See Instructions)
              CO
--------------------------------------------------------------------------------



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


           This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on November 10, 1999, by CP Acquisition, Inc., a Delaware corporation (the "BIDDER") and a wholly-owned subsidiary of Cementos Portland, S.A., a public company (sociedad anunima) organized under the laws of the Kingdom of Spain ("CP") with respect to the offer by Bidder to purchase for cash all shares of Common Stock, $0.01 par value (the "SHARES"), of Giant Cement Holding, Inc. (the "COMPANY"), a Delaware corporation.

ITEM 10.     ADDITIONAL INFORMATION.

Clause (c) of Item 10 is supplemented as follows:

           Parent and the Company have filed their Notification and Report Forms with respect to the Offer under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on December 2, 1999, unless early termination of the waiting period is granted or the waiting period is extended by a request for additional information from either the Federal Trade Commission or the Department of Justice. The Offer is conditioned, among other things, on the expiration or termination of the waiting period under the HSR Act. See Section 15 of the Offer to Purchase.

ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER                DESCRIPTION
--------------                -----------
Exhibit (a)(9)                English translation of presentation to
                              research analysts concerning CP's acquisition of the Company.



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



                                   SIGNATURES

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 1999

                                      CP ACQUISITION, INC.


                                      By: /s/ MANUEL DE MELGAR Y OLIVER
                                         --------------------------------------

                                         Name:  Manuel de Melgar y Oliver

                                         Title: Vice President


                                      CEMENTOS PORTLAND, S.A.

                                      By: /S/ MANUEL DE MELGAR Y OLIVER
                                         --------------------------------------

                                         Name:  Manuel de Melgar y Oliver

                                         Title: Director General Corporativo
                                               (Managing Director)

                                  EXHIBIT INDEX

                                   DESCRIPTION


EXHIBIT NUMBER    DESCRIPTION
--------------    -----------

(a)(9) English translation of presentation to research analysts concerning CP's acquisition of the Company.










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